Confidential Treatment Requested by Garrett Motion Inc.

Garrett Motion Inc.

La Pièce 16

Rolle, Switzerland 1180

August 8, 2018

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julia Griffith and J. Nolan McWilliams
Division of Corporation Finance
Office of Transportation and Leisure

Re:	Garrett Motion Inc.
Amendment No. 1 to the
Draft Registration Statement on Form 10
Submitted June 8, 2018
CIK No. 0001735707
Response Letter
Submitted June 29, 2018

Dear Ms. Griffith and Mr. McWilliams:

On behalf of Garrett Motion Inc. (formerly known as Garrett Transportation Systems Inc.), a Delaware corporation (the “Company”), we confidentially submitted in electronic form for nonpublic review the accompanying Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form 10 for the Company’s common stock as previously submitted to the Securities and Exchange Commission (the “Commission”) on May 1, 2018 and as amended by Amendment No. 1 thereto submitted to the Commission on June 8, 2018 (the “Registration Statement”).

Amendment No. 2 was confidentially submitted to the Commission for non-public review pursuant to the guidelines announced by the Division of Corporation Finance on June 29, 2017, as supplemented on August 17, 2017 (the “Guidelines”). The Company hereby acknowledges its agreement to the Guidelines. The Company hereby confirms that it will publicly file its Registration Statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the Registration Statement for its listing on a national securities exchange.

Reference is made to the letter from the Staff of the Division of Corporation Finance (the “Staff”), dated July 27, 2018 (the “Comment Letter”), regarding the Registration Statement. The Company acknowledges the Staff’s comments set forth in the Comment Letter and in the Staff’s prior letters to the Company dated May 24, 2018

Confidential Treatment Requested by Garrett Motion Inc.

Securities and Exchange Commission

Division of Corporation Finance

August 8, 2018

and June 21, 2018 related to the Company’s Notes to Combined Financial Statements, Note 18. Commitments and Contingencies, Asbestos Matters. Amendment No. 2 reflects the responses of the Company to such comments and the inclusion of certain other information in order to comply with the requirements under the Commission’s rules and regulations. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, we have provided you with hard copies of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement.

Upon thorough and thoughtful consideration of the Staff’s comments and of the appropriate application of Accounting Standards Codification 450, Contingencies (“ASC 450”), Honeywell has determined that it had not appropriately applied the provisions of ASC 450 when measuring its asbestos liabilities related to unasserted Bendix claims. Specifically, Honeywell concluded that the appropriate application of ASC 450 with respect to unasserted Bendix-related asbestos claims is to reflect the full term of the epidemiological projections in its measurement of such liability. Such determination was made primarily in consideration of:

(1) the subjective nature of applying a five-year or any other fixed time horizon when estimating liability for unasserted Bendix-related asbestos claims, given the absence of adequate objective and verifiable data to support the inability to reasonably estimate these liabilities beyond a specific time period,

(2) recent changes by several other registrants to accrue for unasserted asbestos claims over the full term of the epidemiological projections, which Honeywell now believes is indicative of the emerging trend that inclusion of all potentially relevant years in the measurement of liability for future asbestos claims is the appropriate application of generally accepted accounting principles absent adequate objective and verifiable data to support a specific time period, and

(3) the desire to facilitate comparability among Honeywell, the Company and our respective peer companies who have increasingly adopted a full term horizon when applying ASC 450.

As a result of the foregoing, Honeywell plans to revise its historical consolidated financial statements in future filings to reflect the full term of the epidemiological projections in its measurement of liability for unasserted Bendix-related asbestos claims. While immaterial to Honeywell, this planned revision of Honeywell’s historical consolidated financial statements has resulted in a restatement of the Company’s historical Combined Financial Statements. Among other things, Amendment No. 2 reflects this restatement as well as a discussion of the material weakness in the Company’s internal control over financial reporting that accompanied the restatement.

Confidential Treatment Requested by Garrett Motion Inc.

Securities and Exchange Commission

Division of Corporation Finance

August 8, 2018

Given the foregoing decision to restate our Combined Financial Statements to reflect the full term of the epidemiological projections in the measurement of this liability, we respectfully advise the Staff that it is our belief that the information we were requested to provide in the Comment Letter – information that would support the application of a 5-year time horizon – is no longer applicable to the Staff’s review of our Amendment No. 2 or the restated Combined Financial Statements contained therein.

* * *

If you have any questions regarding our above response to the Staff’s comments, please do not hesitate to contact the undersigned at (973) 455-2312.

Sincerely,

/s/ Su Ping Lu

Su Ping Lu
Sole Director

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
(212) 373-3025

Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
(212) 373-3257

Evan J. Cappelli, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
(212) 373-3375